

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 5614
Benjamin.Sawyer@theice.com

December 11, 2017

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of CITIGROUP GLOBAL MARKETS HOLDINGS INC., guaranteed by CITIGROUP INC. , under the Exchange Act of 1934.

- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long USD vs. JPY Index due December 15, 2032
- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long USD vs. EUR Index due December 15, 2032
- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long USD vs. GBP Index due December 15, 2032
- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long USD vs. CHF Index due December 15, 2032
- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long USD vs. AUD Index due December 15, 2032
- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long JPY vs. USD Index due December 15, 2032
- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long EUR vs. USD Index due December 15, 2032
- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long GBP vs. USD Index due December 15, 2032
- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long CHF vs. USD Index due December 15, 2032
- Exchange-Traded Notes linked to the VelocityShares Daily 4X Long AUD vs. USD Index due December 15, 2032

Sincerely,